OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response...... 12.00

SECURISION

06007564

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___AND ENDING _____12/31/05_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY
INNOVATION ADVISORS, LLC

                                                                    FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE PENN PLAZA, SUITE 4115
                          (No. and Street)

NEW YORK   **NY**   **10119**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID MACK   **(212) 744-1549**
                                            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
                  (Name - if individual, state last. first. middle name)

ONE BATTERY PARK PLAZA   **NEW YORK**   **NY**   **10004**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form
                         displays a currently valid OMS control number.



OATH OR AFFIRMATION

I, __ERIC GEBAIDE__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __INNOVATION ADVISORS, LLC__ _____, as of __DECEMBER 31, 2005,__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 20 06
```

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).



INNOVATION ADVISORS, LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

INNOVATION ADVISORS, LLC

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of Innovation Advisors, LLC:

We have audited the accompanying statement of financial condition of Innovation Advisors, LLC as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Innovation Advisors, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Febuary 28, 2006

Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

INNOVATION ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	305,094
Prepaid administrative fees		39,200
TOTAL ASSETS		344,294

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	16,700
Members' equity		327,594
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	344,294

The accompanying notes are an integral part of
this financial statement.

-2-

INNOVATION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

NOTE 1 -   **ORGANIZATION AND NATURE OF BUSINESS**

Innovation Advisors LLC (the "Company"), a limited liability company, was organized under the laws of the State of New York on June 9, 2003. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and a member of the National Association of Securities Dealers, Inc.

The Company provides investment banking services to middle-market technology companies. It also provides strategic advisory services related to mergers and acquisitions as well as assisting IT companies' efforts to raise capital through private placements.

During the year ended December 31, 2005, two customers comprised approximately 52% of the Company's total fee income.

NOTE 2 -   **SIGNIFICANT ACCOUNTING POLICIES**

(a)   The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

(b)   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 -   **INCOME TAXES**

The Company is not subject to Federal or state income taxes since the taxes, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax and a provision for such is included in the Statement of Operations.

NOTE 4 -   **RELATED PARTY TRANSACTIONS**

The Company entered into an administrative and services agreement with a related entity and principal owner whereby certain overhead expenses, including rent, payroll and other office expenses, paid by that entity would be allocated to the Company on a monthly basis. The monthly allocation is $19,500 based on the current agreement effective from July 2005. In addition, the Company paid to the related entity a fee for services it rendered to the Company in connection with investment banking fees earned by the Company. During 2005, the Company

NOTE 4 -   **CONTINUED**

paid approximately $3,588,000 for the administrative and services fees charged by the related entity.

NOTE 5 -   **REGULATORY REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to one. Net capital and aggregate indebtedness change from day to day. As of December 31, 2005, the Company had a net capital of $288,394, which was $283,394 in excess of the required minimum at that date of $5,000.

NOTE 6 -   **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash in a bank account which, at times, may exceed federally insured limit. The Company has not experienced any losses on this account.

NOTE 7 -   **SUBSEQUENT EVENTS**

In January 2006 the Company distributed to its principal member, Innovation Advisors, Inc., $250,000 representing a portion of the Company's undistributed net income for 2005.